

Dr. Jihad (JiM) AYSH, CP3P, PMP, Chartered PE, Cert. Dir · 3rd

Director

Parramatta, New South Wales, Australia · Contact info

4,509 followers · 500+ connections

+ Follow | Message | More

Jacobs

GCC Board Directors Institute

Featured

Document


ENGINEERS AUSTRALIA

CHARTERED

This is to certify that

Jihad Aysh

MIEAust CPEng NER

has been elected

Chartered Professional Engineer

of

The Institution of Engineers Australia

in

Leadership and Management
Civil Engineering

chartered professional Engineer

Document


GCC Board Directors Institute

This is to certify that

Jihad Aysh

has been awarded the

CERTIFICATE IN BOARD DIRECTORSHIP

on

28 February 2021

by the GCC BDI Examination & Awards Committee and the Financial Academy

Certified Board Director GCC BDI

Board directorship certification from GCC BDI that develop directors and raise the competency level in corporate governance in GCC

Document


THIS IS TO CERTIFY THAT

JIHAD AYSH

HAS PASSED THE

APMG Certified PPP Professional
(CP3P) Foundation Examination

EFFECTIVE DATE

16 January 2021

REGISTRATION NUMBER

CERTIFICATE NUMBER

Nick Hemiton
Chief Operating Officer

CP3P

CP3P certification in Foundation for Public Private...

Activity

4,509 followers

+ Follow

Dr. Jihad (JiM) AYSH, CP3P, PMP, Chartered PE, Cert. Dir posted this • 4d



Fossil Fuels Aren't Going Away Anytime Soon | OilPrice.com

oilprice.com • 4 min read

1 · 1 comment

Dr. Jihad (JiM) AYSH, CP3P, PMP, Chartered PE, Cert. Dir posted this • 1w



7 · 1 comment

Dr. Jihad (JiM) AYSH, CP3P, PMP, Chartered PE, Cert. Dir posted this • 3w



Saudi Arabia Looks To Position NEOM As A Hydrogen Leader | OilPrice.com

oilprice.com • 6 min read

1

Dr. Jihad (JiM) AYSH, CP3P, PMP, Chartered PE, Cert. Dir posted this • 3w



Making an Impact
Mounir Ajam

Mounir Ajam #Kudos Is there anything you can't do?! #MakingAnImpact

3 · 1 comment

Show all activity →

About

Determined to achieve

Experience

Projects Director
Jacobs · Full-time
Dec 2021 - Present · 6 mos
Dhahran, Eastern, Saudi Arabia

Non Executive Director
SUKAD Corp · Part-time
Sep 2020 - Present · 1 yr 9 mos
Texas, United States

Projects Director
Khatib & Alami · Full-time
Jul 2020 - Nov 2021 · 1 yr 5 mos
Dhahran, Eastern, Saudi Arabia

Management of PPP/BOOT portfolio

Senior Portfolio Manager
KBR, Inc. · Full-time
Jul 2019 - Jul 2020 · 1 yr 1 mo
SAUDI ARABIA

Planning, Design and Construction of Oil & Gas projects



KBR | We Deliver
KBR is a global provider of comprehensive solutions for aerospace and defense, energy and chemicals, intel and data science, and federal and civilian markets.

Senior Project Manager
Sydney Water · Full-time
Jun 2017 - May 2019 · 2 yrs
Sydney, Australia

Portfolio Planning & Delivery of Projects on the behalf of Sydney Water via secondment (John Holland then Ventia)

Show all 11 experiences →

Education

GCC Board Directors Institute
CERTIFIED BOARD DIRECTOR, Corporate governance
2020 - 2021

Corporate Culture & Business Ethics - The Tone at the Top | 29-30 March
This workshop will explore the link between ethics, trust and corporate reputation and will consider why the board is held accountable for corporate culture, as well as...

Grenoble Ecole de Management
DOCTORATE, BUSINESS ADMINISTRATION
2011 - 2016

Dissertation about " improvement of productivity in oil and gas projects in Saudi Arabia from managerial perspectives"

University of Southern Queensland
master, project management
2007 - 2010

Show all 5 education →

Licenses & certifications

Certified PPP Professional (CP3P)
APMG International
Issued Apr 2021 · No Expiration Date
Credential ID 20210415

Show credential

Certified Public-Private Partnerships (PPP) Execution
APMG International
Issued Apr 2021 · No Expiration Date

Show credential

Certified Public-Private Partnerships (PPP) Preparation
APMG International
Issued Mar 2021 · No Expiration Date

Show credential

Show all 8 licenses & certifications →

Skills

EPC · 83

Endorsed by Dr Sabih Laham and 6 others who are highly skilled at this

Endorsed by 3 colleagues at Amec Foster Wheeler

Oil & Gas · 83

Endorsed by Hugh Kane. MBA, B.Eng, ChMgr and 5 others who are highly skilled at this

Endorsed by 2 colleagues at Jacobs

Petroleum · 81

Endorsed by Dennis A. Pieters and 4 others who are highly skilled at this

Endorsed by 3 colleagues at Amec Foster Wheeler

Show all 50 skills →

Recommendations

Received Given

Surya Prasad Chigati · 3rd
Senior Project Engineer at Clough - SecureEnergy JV
September 13, 2012, Surya Prasad worked with Dr. Jihad (JiM) but on different teams

Jihad is a hard worker, committed and goal achiever, in addition Jihad is very ambitious and has the characteristics of a manager

Klas Eric Soderquist · 3rd
Professor, Athens University of Economics and Business, Director, MBA International Program.
September 4, 2012, Klas Eric was Dr. Jihad (JiM)'s mentor

Jihad is doing a Doctorate under my supervision, related to productivity management in the oil and gas construction industry. Really passionate for developing new knowledge, analyzing it in depth and reflecting on the practice of his profession, he has developed a very interesting research agenda with great potential for delivering results of highest academic and practical implications alike. Thai …see more

Publications

An Integrated Framework for Productivity Analysis and Improvement in Oil and Gas Construction Projects in the Kingdom of Saudi Arabia
Grenoble Ecole de Management · Mar 10, 2016

Identification of management practices that can lead to productivity improvement in Saudi Aramco projects

Languages

Arabic
Native or bilingual proficiency

English
Full professional proficiency

French
Native or bilingual proficiency

Organizations

Saudi Council of Engineers
Member · Jun 2016 - Present

Associated with Aramco

PMI
member · May 2007 - Present

Associated with Amec Foster Wheeler

Engineers Australia

member · Jan 2007 - Present

Associated with Amec Foster Wheeler

Show all 4 organizations →

Causes

Economic Empowerment • Education • Poverty Alleviation

Interests

Influencers Companies Groups Schools



Catherine Fiamma MacGregor · 3rd
CEO at ENGIE
30,656 followers



Fadi Ghandour · 2nd
Managing Partner at Wamda Capital
690,428 followers

Show all 4 influencers →